May 7, 2025

Edward C. DeFeudis
President, Chief Executive Officer, and Chief Financial Officer
Totaligent, Inc.
3651 FAU Blvd. , Suite 400
Boca Raton , FL 33431

        Re: Totaligent, Inc.
            Registration Statement on Form S-1
            Filed April 30, 2025
            File No. 333-286843
Dear Edward C. DeFeudis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   David L. Ficksman